GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

ONE MARINA PARK DRIVE, SUITE 900

BOSTON, MA 02210

TELEPHONE: (617) 648-9100 FACSIMILE: (617) 648-9199

March 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance, Office of Mergers & Acquisitions

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Michael Killoy
Nicholas Panos

Re:	Vigil Neuroscience, Inc.

Schedule 13D filed by Vida Ventures GP III, L.L.C. et al.

Filed February 10, 2023

File No. 005-93233

Dear Mssrs. Killoy and Panos:

Vida Ventures GP III, L.L.C. and certain other persons (collectively, “Vida Ventures”) electronically transmitted via EDGAR its initial Schedule 13D on February 10, 2023 with respect to the Vida Ventures’ holdings in Vigil Neuroscience, Inc. (the “Initial Schedule 13D”).

On behalf of the Vida Ventures, this letter responds to the comments concerning the Initial Schedule 13D set forth in the letter dated February 28, 2023 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the February 28, 2023 letter in italicized print, and Vida Ventures’ responses are provided below each comment.

Initial Schedule 13D

General

1.

We note the date of the event reported as requiring the filing of the Schedule 13D was January 11, 2022. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within 10 days after the acquisition of more than five percent of a class of equity securities specified in Rule 13d-1(i). Based on the January 11, 2022 event date, the Schedule 13D submitted on February 10, 2023 was not timely filed. Please advise us why the Schedule 13D was not filed within the required 10 days after the acquisition.

Securities and Exchange Commission

March 7, 2023

RESPONSE TO COMMENT 1:

Vida respectfully advises the Staff that the Schedule 13D was not filed within 10 calendar days after the January 11, 2022 event date due to administrative oversight. Vida respectfully advises the Staff that future beneficial ownership filings by the filing persons will be timely made in accordance with the deadlines set forth in the federal securities law regulatory provisions, including any amendments to the above-referenced Schedule 13D.

2.

We note the telephone number of person authorized to receive notices and communications was unreachable due to a “full mailbox” message. Please provide us, with a view towards revised disclosure, with a functioning telephone number at which the person authorized to receive notices and communications may be reached. See the forepart of Schedule 13D codified at Rule 13d-101.

RESPONSE TO COMMENT 2:

The Staff’s comment is noted. Vida Ventures advises the Staff that the Initial Schedule 13D inadvertently included the wrong telephone number at which the person authorized to receive notices and communications may be reached. Vida Ventures advises the Staff that future beneficial ownership filings by the reporting persons, including any amendments to the Initial Schedule 13D pursuant to Section 13(d)(2) and Rule 13d-2(a), will include a current telephone number. The current telephone number is (415) 378-9984.

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Securities and Exchange Commission

March 7, 2023

* * * * *

Please do not hesitate to contact me at (617) 648-9172 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Andrew Fink

cc:	Nicholas Guttilla